SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): **September 21, 2002**

R.H. DONNELLEY CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-07155**	**13-2740040**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Manhattanville Road, Purchase, New York	**10577**
(Address of Principal Executive Offices)	(Zip Code)

R.H. DONNELLEY INC.*
(Exact Name of Registrant as Specified in Charter)

Delaware	**333-59287**	**36-2467635**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Manhattanville Road, Purchase, New York	**10577**
(Address of Principal Executive Offices)	(Zip Code)

Registrants' telephone number, including area code: **(914) 933-6400**

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

*R.H. Donnelley Inc. is a wholly owned subsidiary of R.H. Donnelley Corporation, which became subject to the filing requirements of Section 15(d) on October 1, 1998. As of September 20, 2002, 100 shares of R.H. Donnelley Inc. common stock, no par value, were outstanding.

Item 5. Other Events.

Pursuant to a Stock Purchase Agreement (the "Purchase Agreement"), dated as of September 21, 2002, by and among R.H. Donnelley Corporation, a Delaware corporation (the "Company"), Sprint Corporation, a Kansas corporation ("Sprint"), and Centel Directories LLC, a Delaware limited liability company, the Company will purchase Sprint's directory publishing business ("SPA") for $2.23 billion in cash. The transaction, which is structured as a stock purchase with a 338(h)(10) tax election, is expected to close in the first quarter of 2003, subject to certain regulatory approvals and customary closing conditions.

As part of the transaction, the Company also announced that Goldman Sachs Capital Partners 2000, L.P. and affiliated entities, have entered into a definitive agreement to invest $200 million in the Company through the purchase of the Company's newly issued convertible preferred stock pursuant to the Preferred Stock and Warrant Purchase Agreement (the "Preferred Stock and Warrant Purchase Agreement"), dated as of September 21, 2002. Goldman Sachs Capital Partners will also receive warrants to acquire 1.65 million shares of the Company's common stock with an exercise price equal to the 30-day average of the common stock price at closing. The Company will issue treasury stock to satisfy conversion of the preferred stock and any exercise of the warrants. The Company has received a commitment from Bear Stearns, Deutsche Bank and Salomon Smith Barney to finance the remaining $2.03 billion of the purchase price and refinance existing debt. The preferred stock investment and debt financing are also expected to close in the first quarter of 2003, subject to certain regulatory approvals and customary closing conditions.

In connection with the closing of the transaction, the Company and/or certain of its affiliates will enter into commercial arrangements with Sprint and/or its affiliates under which the Company will be the exclusive directory publisher for Sprint in the markets in which Sprint currently provides local telephone service for an initial term of 50 years (subject to customary early termination provisions).

On September 21, 2002, the Board of Directors of the Company approved Amendment No. 2, dated as of September 21, 2002 (the "Amendment"), to the Rights Agreement, dated as of October 27, 1998, as amended (the "Rights Agreement"), between the Company and The Bank of New York (successor to First Chicago Trust Company), as rights agent. The Amendment made the provisions of the Rights Agreement inapplicable to the transactions contemplated by the Preferred Stock and Warrant Purchase Agreement.

This description of the Purchase Agreement, the Preferred Stock and Warrant Purchase Agreement and the Amendment are qualified in their entirety by reference to the full text of such documents, copies of which are incorporated herein by this reference.

Item 7. Financial Statements and Exhibits.

2

(c) Exhibits.

2.1   Stock Purchase Agreement, dated as of September 21, 2002, by and among R.H. Donnelley Corporation, Sprint Corporation and Centel Directories LLC.

2.2   Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, among R.H. Donnelley Corporation and Goldman Sachs Capital Partners 2000, L.P. and entities affiliated therewith.

4.1   Amendment No. 2, dated as of September 21, 2002, to the Rights Agreement, dated as of October 27, 1998, as amended, between the Company and The Bank of New York (successor to First Chicago Trust Company), as rights agent, which is incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 8-A (File No. 1-07155).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

R.H. DONNELLEY CORPORATION

By: /s/ Robert J. Bush
_____

Name: Robert J. Bush
Title: Vice President and General Counsel

R.H. DONNELLEY INC.

By: /s/ Robert J. Bush
_____

Name: Robert J. Bush
Title: Vice President and General Counsel

Date: September 30, 2002

EXHIBIT INDEX

2.1   Stock Purchase Agreement, dated as of September 21, 2002, by and among R.H. Donnelley Corporation, Sprint Corporation and Centel Directories LLC.

2.2   Preferred Stock and Warrant Purchase Agreement, dated as of September 21, 2002, among R.H. Donnelley Corporation and Goldman Sachs Capital Partners 2000, L.P. and entities affiliated therewith.

4.1   Amendment No. 2, dated as of September 21, 2002, to the Rights Agreement, dated as of October 27, 1998, as amended, between the Company and The Bank of New York (successor to First Chicago Trust Company), as rights agent, which is incorporated by reference to Exhibit 4.1 of the Registration Statement on Form 8-A (File No. 1-07155).